Exhibit (12)

Wells Fargo Real Estate Investment Corporation
Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

	Quarter ended June 30,		Six months ended June 30,
(in thousands)	2015	2014	2015	2014
Excluding interest on deposits (1)
Income before income taxes	$158,900	145,521	307,612	317,497
Fixed charges, excluding preferred dividends and capitalized interest	31	157	267	760
Earnings	$158,931	145,678	307,879	318,257
Interest expense	$31	157	267	760
Estimated interest component of net rental expense	—	—	—	—
Preferred dividends	4,397	14	8,794	28
Capitalized interest	—	—	—	—
Fixed charges and preferred dividends	$4,428	171	9,061	788
Ratio of earnings to fixed charges and preferred dividends (2)	35.89	851.92	33.98	403.88

(1)	As defined in Item 503(d) of Regulation S-K.

(2)
These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of Wells Fargo Real Estate Investment Corporation. For example, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.